21001983

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-42106

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: UMB Distribution Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 W. Galena Street
(No. and Street)

Milwaukee	Wisconsin	53212
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Mantoan — (414) 299-2232
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly US, LLP
(Name - if individual, state last, first, middle name)

777 E Wisconsin Ave 32nd Floor	Milwaukee	Wisconsin	53202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Chris Mantoan, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to UMB Distribution Services, LLC (the "Company") as of and for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

[signature] 2/25/21

Signature Date

Principal Financial Officer and Principal Operating Officer

Title

[signature]

Notary Public

2/25/21

WADE DEARMOND
Notary Public
State of Wisconsin

UMB Distribution Services, LLC

SEC I.D. No. 8-42106

Financial Statements as of and for the Year Ended December 31, 2020, Supplemental Schedules as of December 31, 2020 and Report of Independent Registered Public Accounting Firm thereon

Filed Pursuant to Rule 17a-5(e)(3) as a **PUBLIC** Document

UMB DISTRIBUTION SERVICES, LLC

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Income and Member's Equity	3
Statement of Cash Flows	4
Notes to Financial Statements	5–9
SUPPLEMENTAL SCHEDULES	10
(I) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934	11
(II) Schedule of Computation for Determination of Customer Account Reserve and PAB of Brokers And Dealers Under Rule 15c3-3 of the Securities Exchange Commission	12
(III) Schedule of Information for Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission	12

bakertilly

Report of Independent Registered Public Accounting Firm

To the Sole Member of
UMB Distribution Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of UMB Distribution Services, LLC (the Company) as of December 31, 2020, the related statements of income and member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2002.

Baker Tilly US, LLP

Milwaukee, Wisconsin
February 25, 2021

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash and cash equivalents	$	1,039,733
Accounts receivable		305,898
Prepaid expenses		120,825
Other receivable		28,087
Deferred tax assets		7,547
Total assets	$	1,502,090
LIABILITIES		
Accrued expenses	$	60,087
Customer deposits		399
Income tax payable		6,895
Total liabilities		67,381
MEMBER'S EQUITY		1,434,709
Total liabilities and member's equity	$	1,502,090

See notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF INCOME AND MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

REVENUE:		
Distribution and fulfillment fees	$	1,003,926
Marketing review fees		111,644
Total revenue		1,115,570
EXPENSE:		
Management and administrative fees		931,387
Registration fees		13,767
Professional fees		31,845
General and administrative		21,187
Total expense		998,186
Income before income taxes		117,384
Income tax expense		33,065
NET INCOME	$	84,319
MEMBER'S EQUITY AT BEGINNING OF YEAR		1,350,390
MEMBER'S EQUITY AT END OF YEAR	$	1,434,709

See notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	84,319
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes		(249)
Changes in operating assets and liabilities:		
Accounts receivable		(64,045)
Prepaid expenses		(35,962)
Other receivable		(28,087)
Income taxes		31,052
Accrued expenses		20,754
Customer deposits		(7,277)
Net cash provided by operating activities		505
Increase in cash and cash equivalents		505
Cash and cash equivalents at beginning of year		1,039,228
Cash and cash equivalents at end of year	$	1,039,733
Supplemental disclosures:		
Income taxes paid to related party	$	2,262

See notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

UMB Distribution Services, LLC (the Company), is a broker dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides distribution and other services to registered investment companies. The Company is organized as a Wisconsin limited liability company and is a wholly owned subsidiary of UMB Fund Services, Inc. (the Parent), which is itself a subsidiary of UMB Financial Corporation (UMBFC). The Company's business is reliant upon its relationship with the Parent and UMBFC. Therefore, the Company's financial condition and operations could be materially different if the Company operated on a stand-alone basis.

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

COVID-19

During the first quarter of 2020, the global economy began experiencing a downturn related to the impacts of the COVID-19 global pandemic (COVID-19, or the pandemic). Such impacts have included significant volatility in the global stock and fixed income markets, a 150-basis-point reduction in the target federal funds rate, and the enactment of the Coronavirus Aid, Relief, and Economic Security Act (CARES Act). The Company continues to actively monitor developments related to COVID-19 and its impact to its business, customers, employees, counterparties, vendors, and service providers. The COVID-19 pandemic and stay-at-home and similar mandates have necessitated certain actions related to the way the Company operates its business, including transitioning most of its workforce off-site or to work-from-home to help mitigate health risks. The Company is also carefully monitoring the activities of its vendors and other third-party service providers to mitigate the risks associated with any potential service disruptions. While the Company has not experienced material adverse disruptions to its internal operations due to the pandemic, it continues to review evolving risks and developments.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short term investments with a maturity at the date of acquisition of three months or less.

Concentration of Credit Risk

The Company's cash accounts are on deposit at two financial institutions, including $431,272 on deposit with UMB Bank, n.a., which is a subsidiary of UMBFC. The amounts on deposit at December 31, 2020 exceeded the federally insured limit at both of the financial institutions by $539,733.

Accounts Receivable

The Company records accounts receivable at net realizable value and uses the allowance method to account for uncollectible accounts receivable. The Company estimates the allowance based on historical

collection experience and, as applicable, current conditions and reasonable and supportable forecasts that affect collectability. At December 31, 2020, no allowance for doubtful accounts was provided as all receivables are considered collectible.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No valuation allowance has been recorded as of December 31, 2020.

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. The Company files consolidated federal and state income tax returns with UMBFC and its subsidiaries. With limited exceptions, the Company is no longer subject to examination by tax authorities for years prior to 2014. Income taxes are computed utilizing the incremental consolidated tax rates. Under the Company's tax sharing agreement, for consolidated state tax returns, tax is to be allocated in accordance with the allocation of federal expense/benefit, unless applicable law requires a different method of allocation.

The Company records the financial statement effects of an income tax position when it is more likely than not, based on the technical merits, that it will be sustained upon examination. Based on its evaluation, the Company has determined that there were no significant uncertain tax positions requiring recognition in the accompanying financial statements. As of December 31, 2020, the Company had no accrued interest or penalties related to uncertain tax positions.

Exemptive Provision

Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, also known as the customer protection rule, requires a broker-dealer that maintains custody of customer securities and cash to maintain (i) physical possession or control over customers' fully paid and excess margin securities and (ii) a reserve of cash or qualified securities in an account at a bank that is at least equal in value to the net cash owed to customers, including cash obtained from the use of customer securities.

The Company operates under the provisions of an exemption from Rule 15c3-3 provided in paragraph (k)(1) of Rule 15c3-3. In order to operate under the exemption provided for in paragraph (k)(1), a broker-dealer must satisfy the following three conditions: (i) transactions as principal of any company account are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or participations in an insurance company separate account; (ii) transactions as broker (agent) are limited to (a) the sale and or redemption of redeemable securities of registered investment companies or participations in an insurance company separate account, (b) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States and (c) the sale of securities for the account of a customer to obtain funds for the immediate reinvestment in redeemable securities of registered investment companies; and (iii) the broker or dealer promptly transmits all funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Company meets all of the requirements necessary to claim the exemption provided for under paragraph (k)(1). The Company does not (i) conduct securities transactions as a principal; (ii) sell or redeem securities as an agent for customers and (iii) does not receive funds or securities in connection with activities as broker or dealer (and would transmit to the appropriate party promptly if so received), and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Revenue from Contracts with Customers

The core services the Company provides are distribution and call management and fulfillment services for mutual funds, exchange traded funds (ETFs), private funds and unlisted closed-end funds. The services to be provided to each customer are outlined in a distribution agreement, a representative oversight agreement and/or inbound call management and fulfillment services agreements and include registered representative oversight, approval of fund marketing material, dealer agreement review and other services as set forth in each fee schedule. These services must be performed on an on-going monthly basis. The performance obligations for each of these services are highly-interdependent services that have the same pattern of transfer to the customer. As such, these services cannot be reasonably separated into individual performance obligations and these services are bundled as one service and one performance obligation. The performance obligation is satisfied on an on-going and continuous basis and is satisfied over time.

Fees will continue to be recognized on the accrual basis as they are provided on a monthly basis.

The following tables present balances of revenue and receivables related to contracts with customers, recorded in Revenue in the Statement of Income and Member's Equity and Accounts receivable in the Statement of Financial Condition:

Revenue		
Distribution fees	$	866,037
Fulfillment fees		137,889
Marketing fees		111,644
Total	$	1,115,570

Accounts receivable		
Distribution fees	$	248,059
Fulfillment fees		43,014
Marketing fees		14,825
Total	$	305,898

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RELATED-PARTY TRANSACTIONS

UMB Fund Services, Inc.

The Company and the Parent entered into a management agreement which specifies a method by which certain expenses including salaries, benefits, rent, and administrative expenses are allocated from the Parent to the Company. The agreement also states which expenses are eligible for allocation. Expenses incurred under this agreement were $911,600 for the year ended December 31, 2020.

The Company operates out of a location shared with the Parent.

The Company has clients in common with the Parent but provides independent services on behalf of those clients.

At December 31, 2020, net deferred tax assets were $7,547 and net taxes payable to the parent were $6,895.

The Company had no distributions to the Parent in 2020.

3. MAJOR CLIENTS

For the year ended December 31, 2020, three clients accounted for $779,082 or approximately 70% of the Company's total revenue. Accounts receivable from these clients at December 31, 2020 totaled $96,758, or approximately 32% of total accounts receivable.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3 1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2020, the Company had net capital of $625,590 which was $600,590 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.11 to 1 at December 31, 2020.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2020.

5. INCOME TAXES

The Company is included in a consolidated federal tax return and various consolidated or combined state returns. The consolidated current and deferred federal and state income tax expense of the group is allocated among the members in a systematic and consistent manner based on each member's share of the consolidated tax expense.

Income tax expense for the year ended December 31, 2020 includes the following components:

Current tax expense:		
Federal	$	22,884
State		10,430
Total current tax expense		33,314
Deferred tax benefit:		
Federal		(201)
State		(48)
Total deferred tax benefit		(249)
Total tax expense	$	33,065

Deferred income tax assets and liabilities reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax basis.

The significant components of the Company's deferred tax assets are as follows:

Deferred tax assets:		
Accrued expenses	$	7,547
Total deferred tax assets		7,547
Net deferred tax asset	$	7,547

No valuation allowance, as defined by ASC Topic 740, is required as management believes it is more likely than not that the deferred tax assets are realizable.

The provision for income taxes differs from the amounts computed by applying the federal statutory tax rate of 21% to income before income taxes. The reasons for these differences at December 31, 2020 are as follows:

Tax benefit at statutory rate of 21%	$	24,651
State income taxes, net of federal effect		8,197
Non-deductible expenses		72
Other		145
Total income tax expense	$	33,065
Effective tax rate		28.2%

6. INDEMNIFICATIONS

In the normal course of business, the Company has entered into agreements that include indemnification provisions. The Company has also agreed to indemnify its directors, officers, employees, and agents in certain situations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against us that have not yet occurred. However, the Company believes the risk of loss related to these agreements is remote.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through date of issuance. No subsequent events were identified.

SUPPLEMENTAL SCHEDULES

SUPPLEMENTAL SCHEDULE (I)
UMB DISTRIBUTION SERVICES, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2020

TOTAL MEMBER'S EQUITY	$	1,434,709
DEDUCTIONS AND CHARGES:		
Accounts receivable		305,898
Prepaid expenses		120,825
Other assets		28,087
Deferred income tax asset		7,547
Non-allowable cash		346,762
Total non-allowable assets		809,119
NET CAPITAL	$	625,590
AGGREGATE INDEBTEDNESS:		
Total liabilities	$	67,381
COMPUTATION OF NET CAPITAL REQUIREMENT - Minimum net capital required (the greater of the minimum dollar net capital requirement of $25,000 or 6-2/3% of aggregate indebtedness)	$	25,000
EXCESS NET CAPITAL	$	600,590
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.11 to 1

There were no material differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form X-17A-5, Part IIA.

See notes to financial statements.

SUPPLEMENTAL SCHEDULE (II) AND (III)
UMB DISTRIBUTION SERVICES, LLC

SCHEDULE OF COMPUTATION FOR DETERMINIATION OF CUSTOMER ACCOUNT RESERVE AND PAB OF BROKERS AND DEALERS AND SCHEDULE OF INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2020

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 in that the Company's activities are limited to those set forth from exemption under paragraph (k)(1) of the Rule.

See notes to financial statements.

bakertilly

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures

To the Sole Member of
UMB Distribution Services, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by UMB Distribution Services, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

Procedures performed:

- Compared listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;
- Compared the Total Revenue amounts reflected in the Annual Audited Report Form X 17A 5 Part III for the year ended December 31, 2020 with Total Revenue amounts reported in the Form SIPC 7 for the year ended December 31, 2020, noting no differences;
- Compared any adjustments reported in Form SIPC-7 with supporting schedules and workpapers, noting no differences;
- Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and workpapers supporting the adjustments, noting no differences; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 pm which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than those specified parties.

Baker Tilly US, LLP

Milwaukee, Wisconsin
February 25, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*30*******2049*********************MIXED AADC 220
42106 FINRA DEC
UMB DISTRIBUTION SERVICES LLC
ATTN: KAREN FAY LUEDTKE
235 W GALENA ST
MILWAUKEE, WI 53212-3948

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Chris Mantoan 414-299-2232

2. A.	General Assessment (item 2e from page 2)	$ 115
B.	Less payment made with SIPC-6 filed (exclude interest) 7/24/20 (Date Paid)	(60)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	55
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 55

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

UMB Distribution Services, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Principal Financial Officer
(Title)

Dated the 25 day of January, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2020 and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,115,571
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,039,174
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 76,397
2e. General Assessment @ .0015	$ 115
	(to page 1, line 2.A.)